Mail Stop 6010   September 6, 2007

Patrick Soon-Shiong, M.D.
Chairman and Chief Executive Officer
New Abraxis, Inc.
11755 Wilshire Boulevard, Suite 200
Los Angeles, California 90025

Re: New Abraxis, Inc.
Form 10 filed August 9, 2007
File No. 1-33657

 Dear Dr. Soon-Shiong:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10

General

1. Please update the discussion throughout the document to the most recent date
    practicable.

2. We note you plan to request confidential treatment for an exhibit you have not yet
    filed. Comments related to such request will be provided under separate cover.
    Please be advised that we must resolve all issues concerning the confidential
    treatment request prior to the effectiveness of your registration statement.

Summary, page 2

Dr. Patrick Soon-Shiong
New Abraxis, Inc.
September 6, 2007

3. We note the discussion in the first complete paragraph on page 2 of the information statement that you have numerous clinical oncology and cardiovascular product candidates and numerous discovery product candidates and novel chemical entities for various diseases. Please revise the discussion to quantify the specific number of the respective type of candidates you have.

Risk Factors – page 5

4. Please expand this section to provide a bullet list enumerating and briefly explaining the most significant risks the company faces.

"If we or our suppliers are unable to comply with ongoing and changing regulatory standards…," page 12

5. Please expand the discussion to explain the nature of the warning letter you received from the FDA, the anticipated time and money needed to correct any deficiencies, and the current status of your compliance efforts. In this regard, we note you received the warning letter in December 2006.

"We depend on third parties to supply raw materials…," page 12

6. Please expand the discussion to indicate how long your "safety stock supply" will last under your current rate of usage.

7. Please indicate the number of potential sources of paclitaxel available to you.

8. Please identify the third party you rely upon to supply you with paclitaxel. Also, to the extent you have an agreement with such party, please so indicate and describe in your business section the material terms of the agreement. You should also file the agreement as an exhibit to the registration statement. If you have determined that you are not substantially dependent on this party, please provide us with an analysis supporting this determination.

"We face uncertainty related to pricing and reimbursement…," page 16

9. Please revise the discussion to provide specific information concerning the extent of reimbursement for Abraxane by major insurers and compare them to other paclitaxol-based therapies for the same indication.

"We may be required to defend lawsuits…," page 16

10. Please state whether you currently have reasonably adequate insurance for product liability claims and quantify the extent of your insurance coverage.

Dr. Patrick Soon-Shiong
New Abraxis, Inc.
September 6, 2007

<u>"We depend heavily on the principal members of our management and research and development teams…," page 17</u>

11. Please specifically identify the members of your management and research and development teams upon whom you depend heavily.

<u>"To be successful, we must attract, retain and motivate key employees…," page 17</u>

12. To the extent you have experienced problems attracting and retaining key employees in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

<u>"Our separation from Abraxis BioScience may present significant challenges." Page 18</u>

13. Please indicate where the two companies will be physically located and which entity will move from the existing facilities. In addition, indicate the period of time anticipated for the separation.

14. Please clarify which members of your executive management team will be employees of each respective entity.

<u>Our accounting and other management systems and resources may not be adequately…page 19</u>

15. Please disclose whether there were any material weaknesses or significant deficiencies related to policies and procedures that:

    a. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect your transactions and dispositions of your assets;

    b. provide reasonable assurance that your receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

    c. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

16. Please elaborate on your discussion of the steps that you are undertaking to improve your internal controls to describe the specific steps being undertaken to

address each of the material weaknesses and significant deficiencies identified by your auditors. In this regard, it is unclear how adding additional tax personnel and contracting technical resources would be sufficient to address each material weakness without also implementing additional controls.

"We may be required to indemnify New APP and may not be able to collect…," page 19

17. Please provide more specific information about the mutual indemnification obligations of each party and discuss the limitations of any kind on their respective obligation to indemnify and the right to receive indemnification.

"Substantial sales of our common stock following the separation…," page 21

18. Please revise the discussion to specifically state whether Dr. Soon-Shiong is a party to the registration rights agreement. If applicable, please briefly describe the rights conferred by the agreement on him to register his shares.

Reasons for the Separation and Distribution, page 28

19. Please identify who advised you that financing would be easier to obtain with a separation of your two businesses. Will this adviser receive any compensation as a result of the proposed financing and, if so, in what capacity, e.g. a finder, broker, adviser, agent, lender, etc.

20. What is the anticipated timing for the debt financing? Have the terms and participants been determined? Have the recent events related to the sub prime lending market affected the analysis pertaining to the ease of financing for your proposed transfer of $1 billion to New Abraxis?

21. Please include a discussion of any negative aspects of the separation considered by the board of directors, e.g. costs, long term prospects, etc.

Targeted Incentives for Employees, page 30

22. Please describe the compensation issues that have arisen as a result of employees selling two different types of products. In addition, please discuss the extent to which you have been unable to retain employees as a result of the absence of equity incentives.

Distribution Conditions and Termination, page 32

23. We note that receipt of financing by the parent and the $1 billion cash contribution is not a condition to the spin-off transaction. Please revise the

Dr. Patrick Soon-Shiong
New Abraxis, Inc.
September 6, 2007

discussion where appropriate throughout the document to indicate the spin-off is not conditioned upon receipt of the financing and distribution of cash to the registrant, and include a discussion of the effects of engaging in the spin-off without the financing. In addition, if the spin-off is not conditioned upon the receipt of financing and the distribution of cash to the registrant, please include a separate risk factor to address this aspect of the proposed spin-off.

Notes to Unaudited Pro Forma Combined Financial Statements, page 44

24. With respect to footnote (b), please revise your disclosure to clarify how the use of the assets was determined in arriving at the allocation of depreciation expense.

25. With respect to footnote (c), please revise your disclosure to indicate how the estimates of revenues and expenses were determined. Further, please tell us why you are including this amount in net revenues.

26. With respect to footnote (i), please tell us, and revise your disclosure to indicate where the other offsetting amount is reflected.

27. With respect to footnote (k), we were unable to find an explanation of this entry. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Recent Developments, page 47

Cenomed Joint Venture, page 47

28. Please clarify in the filing what your ownership interest is in the joint venture and disclose the amount of the contribution made.

Liquidity and Capital Resources, page 53

Sources and Uses of Cash, page 54

Operating Activities, page 54

29. Please discuss the reasons for the material changes in accounts payable for the three months ended March 31, 2007.

Contractual Obligations and Off Balance Sheet Arrangements, page 55

Clinical Trials and Other Commitments, page 56

30. Please disclose whether milestone payments due under the various agreements discussed here could be triggered in the current fiscal year. Include a discussion of the amounts and specific events that trigger the payments and the estimated timing of the various payments. If no payment is anticipated, please clarify that fact as well. Please note that confidential treatment is not sufficient reason to omit disclosure that is required by generally accepted accounting principles.

Taiho Pharmaceutical Co., Ltd, page 56

31. With respect to your agreement with Taiho, please quantify the expected period of the related research program and whether or not there has been any change in the expected period for each of the periods presented in your financial statements. Further, please tell us the terms of the joint steering committee, including, but not limited to the length of the your agreement to sit on the committee, whether or not you have the right or obligation to sit on the committee, and whether or not any obligation is inconsequential as discussed in Staff Accounting Bulletin 104. Also, please clarify in the financial statements the basis for the term used in your revenue recognition for the up-front payment.

Critical Accounting Policies and Estimates, page 56

Revenue Recognition, page 56

Chargebacks, page 57

32. Your disclosure states that you have information constraints in the distribution channel. Please disclose, and elaborate on each specific information constraint referred to by this statement. Include a discussion of how such constraints may affect or preclude your ability to make reasonable and reliable estimates of chargebacks, and other revenue dilution items.

33. You have stated that current year revisions in the chargebacks provision relating to the prior period have not been material. Please disclose how you are able to make that conclusion, given that it "has not been practical, and has not been

necessary" to capture and quantify the impact of current versus prior year activity on the chargeback provision.

<u>Inventories, page 58</u>

34. We note your disclosure regarding the $27.5 million and $21.5 million in product costs pending FDA and European approval. Please revise your disclosure here to include the following:

   a. The current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.
   b. The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why the Company does not believe those issues affect its probable future benefit conclusion.
   c. The remaining shelf life of each product, as of each balance sheet date presented, and why the Company believes it will be able to realize the inventory prior to the expiration of the shelf life.
   d. The risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the asset.
   e. The current status of product related litigation such as patent infringement lawsuits and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any. Please include a robust analysis of the effect any lawsuit and/or contractual restrictions had or will have on their initial assessment that an asset existed as well as their ongoing assessment of the realizability of the capitalized inventory.
   f. The effects of build–up of pre-launch inventory balances on liquidity.

<u>Stock-based compensation, page 60</u>

35. Please clarify in the filing and tell us the GAAP basis for recording stock-based compensation on the lower of market or $28.27.

<u>Business – General, page 62</u>

36. Please include a section to describe specifically how you intend to utilize the $1 billion in loan proceeds.

37. To the extent the loan proceeds will be utilized the product candidates described on page 69 or others, please clarify what stage of development you expect to achieve for each indication of your product candidates using such loan proceeds.

38. In addition, with respect to the previous comment, please clarify whether the designated amounts by themselves are sufficient to achieve the uses discussed. If

not, please disclose the additional amounts you anticipate you will need as well as the anticipated sources of these funds.

Strategy – page 63

39. We note that as of March 31, 2007, you have more than 140 ongoing or planned Abraxane studies including 40 with active patient enrollment. We also note you have four planned studies of Abraxane by yourself and your partners. If material, these studies should be described in the document. With respect to the approximately 140 studies, please clarify whether you and/or your collaborators are conducting the studies, or are these studies by other parties for reasons other than achieving FDA approval.

Select Clinical Product Candidates, page 69

40. Please advise whether you have any results from your Phase II completed trial of Abraxane for first-line metastatic breast cancer. If you have such data, please disclose the results.

Cancer Drug Discovery Targeting the Tumor Suppressor p53, page 72
Immunotherapeutics and Related Assay Systems, page 72
Abraxis Translational Molecular Bioscience at CNSI, page 72

41. To the extent you have license and collaboration agreements with the Buck Institute and CNSI, please expand the discussion to discuss the material terms of these agreements and file the agreements as exhibits. The discussion should disclose total payments made or received to date, total potential milestone payments, the existence of royalty provisions, duration and termination provisions.

Strategic Relationships, page 73

42. Please file the Taiho, Biocon, USC, and Cenomed agreements as exhibits.

AstraZeneca UK Limited, page 73

43. Please state the aggregate amount of future milestone payments and the timelines in which such payments may be due.

Dr. Patrick Soon-Shiong
New Abraxis, Inc.
September 6, 2007

Taiho Pharmaceutical Co., Ltd., page 73

44. Please expand the discussion to include duration and termination provisions.

Biocon Limited, page 74

45. Please expand the discussion to indicate whether the licenses are exclusive and to address duration and termination provisions.

University of Southern California, page 74

46. Please expand the discussion to describe the material terms of this agreement.

Cenomed BioSciences, LLC, page 74

47. Please expand the discussion to describe the material terms of this agreement.

Regulatory considerations, page 75

48. Please discuss whether you have made any commitments to the FDA regarding post-marketing studies of Abraxane and, if so, what is the status of these commitments.

Intellectual Property, page 78

49. Please expand the discussion to disclose all material patents, the jurisdiction in which they were issued, the technology or drug to which the patent relates, and the year of expiration.

Compensation Discussion and Analysis, page 98

50. Please expand this section to discuss how each compensation element and the company's decisions regarding that element affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

51. Please expand this section to specifically discuss how corporate performance and individual performance are taken into account in making compensation decisions. You should discuss what specific items of corporate performance are taken into account in making compensation decisions and how specific forms of compensation are structured and implement to reflect these items of the company's performance. Your discussion should identify all financial and operational goals for the company and each named executive officer. See Item 402(b)(2) of Regulation S-K.

Attracting and retaining talent, page 99

52. Please identify the pharmaceutical companies with comparable revenue whose base salaries and cash incentive payments you expect to target.

Aircraft Purchase and Sale Agreement, page 112

53. Please expand the discussion to describe all material terms of the agreement.

Index to Financial Statements, F-1

Research Revenue Recognition, page F-11

54. Please clarify why it is appropriate to recognize milestones immediately when the milestone is achieved.

3. Merger, Goodwill, and Intangibles, page F-15

In-Process Research and Development, page F-16

55. Please disclose the following information relating to the purchase of $83.4 million in-process research and development:

   a. Disclose the specific nature and fair value of each significant in-process research and development project acquired.

   b. Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.

   c. Disclose the nature and timing of the efforts necessary to complete the projects, and the anticipated completion dates at the acquisition date.

   d. In periods subsequent to the purchase of the in-process research and development, discuss the status of efforts to complete the projects, and the

> impact of any delays on your expected investment return, results of operations and financial condition.

10. Net Investment in New Abaxis, page F-20

56. Please clarify in the filing what is meant by "the carrying value of certain assets and liabilities included in the balance sheets in both years are different in each year". If the prior financial statements are considered predecessor financial statements, that fact should be clearly labeled on the face of the financial statements since the accounting basis is different in those financial statements.

57. Please clarify what is included in the line item "Net transactions with Abraxis Bioscience" in your roll-forward.

12. Income Taxes, page F-25

58. Please tell us why you believe it is appropriate to reverse the valuation allowance given the increase in your net loss during 2006. In addition, please tell us why reversing the allowance did not affect your Statements of Operations.

Interim Financial Statements, page F-29

59. Please update the financial information throughout the filing.

(10) Contingencies, page F-36

Litigation, page F-36

60. Please provide the disclosures required by FAS 5 relating to your litigation.

Exhibits

61. Most of your exhibits have not been filed. Please file these exhibits as soon as possible and allow us sufficient time to review the exhibits subsequent to filing them.

*   *   *

Dr. Patrick Soon-Shiong
New Abraxis, Inc.
September 6, 2007

<u>General</u>

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Dr. Patrick Soon-Shiong
New Abraxis, Inc.
September 6, 2007

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard Maroun, Esq.